

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

David Slater
President and Chief Executive Officer
DT Midstream, Inc.
One Energy Plaza
Detroit, Michigan 48226-1279

> **Re: DT Midstream, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted February 5, 2021**
> **CIK 0001842022**

Dear Mr. Slater:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

Summary
The Spin-Off, page 8

1.   We note your disclosure that if the Spin-Off is not completed for any reason, DTE Energy and DT Midstream will have incurred significant costs related to the Spin-Off, including fees for consultants, financial and legal advisors, accountants and auditors, that will not be recouped. Please quantify these estimated costs.

Risks Relating to Our Business
Other Business Risks, page 49

2.   We note your disclosure here that the COVID-19 pandemic could materially adversely

affect your business, financial condition and results of operations. Please revise your disclosure here or elsewhere as appropriate to more thoroughly disclose any material effects of COVID-19 on your business, financial condition and results of operations. If material, also discuss what management expects the pandemic's future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. For guidance, consider the Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Dividend Policy, page 77

3. Please disclose whether your dividend policy will be reflected in any written policies of the company.

Certain Relationships and Related Party Transactions
Agreements with DTE Energy
Separation and Distribution Agreement, page 129

4. We note your disclosure that the Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of your separation from DTE Energy so that you and DTE Energy retain the assets of, and the liabilities associated with, your respective businesses. Please expand your disclosure to identify the material assets as well as liabilities and obligations to be allocated pursuant to your Separation and Distribution Agreement and related agreements.

Consolidated Statements of Financial Position, page F-5

5. We note your disclosure on page 2 stating that you will hold, as a result of the spin-off, directly or through your subsidiaries, "the businesses constituting DTE Energy's current "Gas Storage and Pipelines" reporting segment." Please reconcile total assets reported by DTE Energy Company for this segment, in Note 23 to its most recent financial statements, to the corresponding amounts in your financial statements, for each balance sheet date.

Notes to Consolidated Financial Statements
Note 1 - The Proposed Separation, Description of the Business, and Basis of Presentation, page F-9

6. We note your disclosures on pages 8, 129-132, and F-9, indicating that in connection with the spin-off, you will enter into a Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement. You explain that these agreements will allocate between DT Midstream and DTE Energy the assets, employees, liabilities and obligations of DTE Energy and its subsidiaries attributable to periods prior to, at and after the Distribution, and will provide for certain services to be delivered on a transitional basis and govern the relationship between DT Midstream and DTE Energy following the spin-off. We also note disclosures on pages 10, 110 and 133, indicating that you plan to incur indebtedness in the form of senior notes

and term loans in connection with the transaction.

Please expand your disclosures to quantify the assets and liabilities to be transferred pursuant to these arrangements and the amounts to be drawn under the senior notes and term loans. Also specify the contractual terms for services to be provided, explain how the economics compare to those reflected in your historical financial statements, state the duration of the transitional period, and indicate how proceeds from the debt will be utilized. Please provide pro forma financial statements to illustrate the effects of the various agreements and plans, to the extent material, to comply with Rule 11-01(a)(4) and Rule 11-02 of Regulation S-X.

 You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew C. Elken, Esq.